02 FEB -5 AM 8:09



VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

SUPPL

January 31, 2002

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release regarding the release of our Interim Report 3/2001. A printed version of the report will be forwarded as soon as it becomes available.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Ralf Arndt

Iris Garbers

Enclosures

Hannover Rückversicherungs-AG
P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

- **Ohne die Terrorschäden vom 11. September läge das Ergebnis der ersten neun Monate 2001 im Plan**
- **Gute Aussichten für 2002**

Hannover, 31. Januar 2002: Die Ergebnisse der Hannover Rück für die ersten neun Monate 2001 wären positiv, hätte es nicht am 11. September die Terrorangriffe in den USA gegeben. Ohne Berücksichtigung dieser außerordentlichen Einflüsse hätte das dritte Quartal 2001 mit einem Ergebnis nach Steuern von 30 Mio. EUR (1,04 EUR je Aktie) abgeschlossen. Das Quartalsergebnis verringert sich jedoch durch diese Ereignisse um 234 Mio. EUR (-7,92 EUR je Aktie) auf -204 Mio. EUR (-6,88 EUR je Aktie).

Die um die Schäden des 11. September bereinigte Gewinnsituation der ersten neun Monate 2001 hat die Erwartungen der Hannover Rück erfüllt; das Ergebnis nach Steuern beläuft sich auf 149 Mio. EUR (5,04 EUR je Aktie). Inklusive der Schäden aus den Terrorangriffen ergibt sich allerdings ein Minus von 85 Mio. EUR (-2,87 EUR je Aktie).

Die Schäden vom 11. September schlagen sich ausschließlich in der Schaden-Rückversicherung nieder. Die Belastungen der Hannover Rück hieraus belaufen sich nach heutigem Kenntnisstand unverändert auf rund 400 Mio. EUR vor und 234 Mio. EUR nach Steuern. Diese Werte wurden voll im dritten Quartal verarbeitet. „Auf Grund unserer derzeitigen Einschätzung gehen wir davon aus, dass für die Zukunft mit keinen weiteren Belastungen aus dieser Katastrophe zu rechnen ist", unterstrich der Vorstandsvorsitzende Wilhelm Zeller. Die Terrorschäden führten zu einem negativen Ergebnisbeitrag dieses Geschäftsfeldes von 156 Mio. EUR. „Unter Außerachtlassung dieser außergewöhnlichen Einflüsse hätte die Schaden-Rückversicherung mit einem Ergebnisbeitrag von rund 78 Mio. EUR unsere Erwartungen erfüllt", erklärte Zeller. Die Schaden-/Kostenquote betrug für diesen Zeitraum 125 %; ohne die Schäden aus den Terrorangriffen hätte sie 104 % betragen.

In der Personen-Rückversicherung stellt sich der Geschäftsverlauf nach wie vor planmäßig dar. „Sowohl unsere Wachstums- als auch unsere Gewinnziele werden wir auch in diesem Jahr wiederum erreichen können", führte Zeller aus.

Im Programmgeschäft steigt bedingt durch die erfreulich anlaufende Ausweitung dieses Geschäftsfeldes auf Europa und

die hervorragende Wettbewerbssituation der amerikanischen Gesellschaften das Bruttoprämienvolumen weiterhin deutlich an. Ferner erlaubt das zu deutlich höheren Prämien generierte Neugeschäft eine Steigerung des Selbstbehalts. Beide Komponenten führen zu einer positiven Entwicklung des Ergebnisbeitrages.

Erfreulich hat sich wiederum die Finanz-Rückversicherung entwickelt. „Die Nachfrage nach alternativen Rückversicherungsprodukten stieg im Berichtszeitraum stetig an, so dass Prämienvolumen und Kapitalanlageergebnis bereits nach drei Quartalen über den Werten des gesamten Vorjahres liegen", unterstrich Zeller.

Der Bestand an Kapitalanlagen liegt mit 11 Mrd. EUR 11 % über dem Vorjahr. Das Kapitalanlageergebnis (711 Mio. EUR) reflektiert das schwierige Marktumfeld. Die ordentlichen Erträge stiegen im Wesentlichen durch ein erhöhtes Anlagevolumen, allerdings reduziert das gesunkene Zinsniveau die Durchschnittsrendite. Die rückläufigen Ergebnisse aus dem Abgang von Kapitalanlagen entsprechen der Situation an den Kapitalmärkten im Berichtszeitraum.

Im Saldo ergibt sich ein Vorsteuerergebnis vor Minderheitsanteilen von -124 Mio. EUR und ein Nachsteuerergebnis von -85 Mio. EUR (-2,87 EUR je Aktie). „Stellt sich für die ersten neun Monate der Nettogewinn noch negativ dar, so ist davon auszugehen, dass das Geschäftsjahr 2001 mit einem ausgeglichenen Ergebnis abschließt", betonte Zeller.

Die Perspektiven für das kommende Jahr schildert die Gesellschaft ausgesprochen positiv. Die Erneuerungssaison für 2002 führte zu substanziellen Ratenerhöhungen und Konditionsverbesserungen auf vielen Rückversicherungsmärkten. „Wir befinden uns in einem der härtesten Rückversicherungsmärkte seit Jahrzehnten. Nach der erfolgreichen Kapitalerhöhung im Dezember sind wir hervorragend im Markt positioniert, so dass wir die Marktchancen überproportional nutzen und unseren Marktanteil deutlich ausbauen konnten", so Zeller. Für 2002 erwartet die Gesellschaft daher – normale Verhältnisse bezüglich des Großschadenanfalls und der Kapitalmarktbedingungen unterstellt – ein sehr gutes Ergebnis.

Für weitere Informationen wenden Sie sich bitte an Ralf Arndt (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-mail: ralf.arndt@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von 8,3 Mrd. EUR für das Jahr 2000 die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

SEGMENTE: *1 - 9/2001*

in Mio. €	Schaden-RV 1 - 9 2001	Schaden-RV 2000	Personen-RV 1 - 9 2001	Personen-RV 2000	Finanz-RV 1 - 9 2001	Finanz-RV 2000	Programm-geschäft 1 - 9 2001	Programm-geschäft 2000	Gesamt 1 - 9 2001	Gesamt 2000
Gebuchte Bruttoprämien	2.744	3.385	1.635	2.091	1.152	870	1.813	1.974	7.344	8.320
Veränderung der Bruttoprämien	-	29,5 %	-	-5,8 %	-	71,1 %	-	44,8 %	-	24,1 %
Verdiente Prämien f. e. Rg.	1.938	2.524	1.242	1.592	757	801	355	293	4.291	5.210
Versicherungstechn. Ergebnis	-473	-206	-145	-122	-193	-114	21	-7	-789	-449
Kapitalanlageergebnis	264	472	186	204	239	168	22	25	711	869
Operatives Ergebnis vor allg. Aufwendungen	-209	266	41	83	47	54	44	17	-77	419
Allgemeine Erträge/Aufwendungen*	-21	-46	-7	-52	-2	-3	-17	-15	-47	-115
Ergebnis vor Steuern	-230	220	34	31	45	51	27	3	-124	304
Steueraufwand/-ertrag	75	109	-13	28	-5	-4	-12	-3	45	129
Anderen Gesellschaftern zustehendes Ergebnis	0	-62	0	-5	-6	-6	0	4	-6	-68
Jahresüberschuss	-156	267	21	54	35	41	15	3	-85	365

***** z. B. Zinsen für Hybridkapital, Goodwill-Abschreibung, allg. Verwaltungsaufwendungen**

hannover **re**

PRESS RELEASE

- **Excluding the effect of the terrorist attacks of 11 September the results for the first nine months of 2001 fulfilled Hannover Re's expectations**
- **Good prospects for 2002**

Hannover, 31 January 2002: Hannover Re's results for the first nine months of 2001 would have been positive, had it not been for the terrorist attacks in the United States on 11 September 2001. Excluding this extraordinary impact, Hannover Re would have achieved a profit after tax of EUR 30 million, or EUR 1.04 per share, in the third quarter of 2001. Because of these events, however, the third quarter profit after tax decreased by EUR 234 million, or EUR -7.92 per share, to EUR -204 million, or EUR -6.88 per share.

The profit after tax of the first nine months 2001, excluding the losses of 11 September, fulfilled Hannover Re's expectations. It amounted to EUR 149 million, or EUR 5.04 per share. Including the losses from the terrorist attacks the after-tax result amounts to EUR -85 million, or EUR -2.87 per share.

The impact of 11 September affected only property and casualty reinsurance. On the basis of information available to date, the net loss from this event remains unchanged at approximately EUR 400 million before and EUR 234 million after tax. These losses have been fully accounted for in the third quarter. "Based on our current assessment we do not foresee any further charges due to this catastrophe", emphasised Wilhelm Zeller, Chairman of the Executive Board. The losses from the terrorist attacks resulted, however, in a negative profit contribution of this business unit in the amount of EUR 156 million. "Leaving aside these extraordinary influences, property and casualty reinsurance would have fulfilled our expectations for the first nine months with a profit contribution of EUR 78 million", explained Mr. Zeller. The combined ratio for this time period was 125%. Excluding the losses from the terrorist attacks it would have been 104%.

Business in life and health reinsurance continued to develop as planned. "We will be able again to achieve our growth and profit targets for this year", stated Mr. Zeller.

Due to the successfully initiated expansion of program business to Europe and the excellent competitive positioning of Hannover Re's US subsidiaries, the gross premium income in this business unit continued to rise sharply. Furthermore, the new business, generated at markedly higher rates, enabled

...

Hannover Re to increase the retention ratio. Both of these factors resulted in a favourable development of the profit contribution.

Additionally, positive developments can be reported about financial reinsurance. "The demand for alternative reinsurance products has been rising steadily, so that premium volume and investment income are – after only nine months – already above the total figure for the previous year", emphasised Mr. Zeller.

Total investments at EUR 11 billion are 11% higher than the previous year. The net investment income (EUR 711 million) is a reflection of the difficult market environment. The ordinary income rose largely due to an increased investment volume, although the lower interest rate level led to a reduction in the average yield. The declining profits from the disposal of investments are a reflection of the state of the capital markets in the reporting period.

Overall, therefore, the pre-tax result before minority interests was EUR -124 million and the after-tax result was EUR -85 million, or EUR -2.87 per share. "Even though the net result for the first nine months is negative as a result of the September 11 losses, we are anticipating a break-even result for the whole business year 2001", stated Mr. Zeller.

The Company describes the prospects for the coming year as very positive. The 2002 renewal season has brought about substantial rate increases and improvements in terms and conditions on numerous reinsurance markets. "We are currently in one of the hardest reinsurance markets since decades. Following the successful capital increase in December last year, we are strongly positioned in the market. We were able to disproportionately exploit the opportunities presented by the market and to significantly expand our market share" according to Mr. Zeller. Assuming normal conditions in regard to major loss incidence and conditions of the capital market, Hannover Re therefore anticipates a very good result for the year 2002.

For further information, please contact Ralf Arndt (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail ralf.arndt@hannover-re.com).

Hannover Re, *with gross premiums of EUR 8.3 bn. in 2000, is the fifth-largest reinsurance group in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively.*

SEGMENTS: *1 - 9/2001*

in m. €	Property/Casualty R/I		Life/Health R/I		Financial R/I		Program Biz		Total	
	1 - 9 2001	2000	1 - 9 2001	2000	1 - 9 2001	2000	1 - 9 2001	2000	1 - 9 2001	2000
Gross written premiums	2,744	3,385	1,635	2,091	1,152	870	1,813	1,974	7,344	8,320
Change in GWP	-	29.5%	-	(5.8%)	-	71.1%	-	44.8%	-	24.1%
Net premiums earned	1,938	2,524	1,242	1,592	757	801	355	293	4,291	5,210
Underwriting result	(473)	(206)	(145)	(122)	(193)	(114)	21	(7)	(789)	(449)
Net investment income	264	472	186	204	239	168	22	25	711	869
Operating result before other expenses	(209)	266	41	83	47	54	44	17	(77)	419
Other income and expenses*	(21)	(46)	(7)	(52)	(2)	(3)	(17)	(15)	(47)	(115)
Pre-tax result	(230)	220	34	31	45	51	27	3	(124)	304
Taxes	75	109	(13)	28	(5)	(4)	(12)	(3)	45	129
Minority interest	0	(62)	(0)	(5)	(6)	(6)	(0)	4	(6)	(68)
Net income	(156)	267	21	54	35	41	15	3	(85)	365

** e.g. interest for hybrid capital, goodwill write-off, general overhead expenses*